Swabbies Tech, Inc. dba Better Family



ANNUAL REPORT

20093 E. Pennsylvania Ave

Dunnellon, FL 34432

0

https://betterfamilyinc.com/

This Annual Report is dated December 27, 2021.

BUSINESS

Corporate History

Swabbies Technologies, Inc. was first formed in Georgia in 2010 and reincorporated in Florida in 2014. As part of a strategic restructure it was merged with a new entity, Swabbies Tech, Inc. dba Better Family ("Better Family" or the "Company") in 2019. In 2020, the Company acquired its now wholly-owned subsidiary, Better Family Inc., a Florida corporation doing business as Beebo. The Company acquired Drop It Baby. LLC October 2020, a Missouri corporation.

Main line of Business

The company has main line of business, Swabbies, Beebo, Drop It Baby and Ava The Elephant. All products have patents and trademarks and offer four new baby products aimed at making parenting easier.

"Beebo", a Shark Tank Company was funded by Lori Greiner and Ashton Kutcher, focuses on the production and sale of a "free hand" bottle holder designed to enhance feeding time for babies.

"Swabbies" is the first pre-filled sanitary solution to applying diaper rash cream. for busy parents with squirmy babies, the disposable swab applicator is great for on the go or for just a fast and mess-free application. Target market includes pediatric offices, hospitals, and elderly care facilities. Additionally, the company offers its proprietary cream in 6 oz. jars for home use.

"Drop It Baby" stops the "Drop It Game" with young children by keeping toys, teethers, and sippy cups off of dirty floors safe and clean from germs that may exist there. "Ava The Elephant" a singing medicine dispenser and is Registered by the FDA as a class 1 medical device.

Better Family products are sold to recognized big-box retailers Nationwide such as Amazon, Burlington, Walmart, Bed Bath & Beyond and BuyBuyBaby.

Since launching, Better Family has grown to feature Four (4) products of which are patented. They are available in Hundreds of Locations and multiple web platforms at the present and our list of happy parents and customers continues to grow nationally and internationally.

Previous Offerings

In 2020, we issued446,206 [shares of common stock] in exchange for $553,970 at a price of $1.43 per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $30,000
Use of proceeds: Operating Expenses.

Date: June 23, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $31,600.00

Number of Securities Sold: 52,667

Use of proceeds: Marketing and inventory

Date: August 05, 2019

Offering exemption relied upon: 506(b)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,500

Use of proceeds: Issued for certain individual for services provided.

Date: December 20, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $10,000.00

Number of Securities Sold: 16,667

Use of proceeds: Operations and marketing

Date: February 08, 2020

Offering exemption relied upon: 506(b)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 833,333

Use of proceeds: Shares issued as part of the Beebo Acquisition

Date: April 24, 2020

Offering exemption relied upon: 506(b)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $10.00

Number of Securities Sold: 100,000

Use of proceeds: Shares issued to CEO due to Corporate restructure

Date: December 18, 2019

Offering exemption relied upon: Rule 701

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 333,333

Use of proceeds: Operations and marketing.

Date: April 23, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Swabbies Technologies, Inc. dba Better Family

Revenue

The company's revenues went from $41,839 in 2019 to $115,997. Cost of Goods Sold (COGS) decreased from $27, 471 in 2019 to $62,530 in 2020.

Loss

The company incurred a net loss of $88,432 in 2019 and a net loss of $313,595 in 2020. The company will continue to improve its operations and start generating profits soon.

Deficit

The company had an accumulated deficit of $327,066 and cash in the amount of $11,184 as of December 31, 2019 and $640,661 in 2020 with a cash amount of $122,249. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2019, cash used by operating activities was in the amount of $86,195, an increase from 2020 cash used in operating activities in the amount of $273,033. The increase in cash used in operating activities was due to the company increasing inventory and the reduction of loans $158,617.

Investing Activities

In 2019, cash used in investing activities was in the amount of $1,700 compared to $0. The decrease in cash used investing activities was because the company did not have any investing activities in 2020.

Financing Activities
Cash provided by financing activities was in the amount of $93,715 in 2019 compared to $384,098 in 2020. The increase in cash provided by financing activities in 2019 was mainly because the company raised capital via a Reg CF on Start Engine in 2020.

The Better Family, Inc.

Revenues increased 277% from $41,839 in 2019 to $115,997 in 2020 and cost of goods sold went up 227% from $62,530 in 2020 from $27,471 in 2019 in parallel with the increase in sales. The increase was mainly due to adequate inventory and an increase in sales.

Historical results and cash flows:

Swabbies Technologies, Inc. dba Better Family
Historical results and cash flows are not what investors should expect in the future because the company is scaling after the purchase of Beebo, changing the name to Better Family and acquiring Drop It Baby. The company plans to gain additional market share selectively add more products, generate bigger sales, contain its costs, and subsequently generate profits.
The company is executing aggressive marketing in conjunction with the company's e-commerce distribution partners VIR Ventures using email marketing (capturing email addresses from our website by offering a discount to subscribers that visit the site, giveaways at tradeshow attendees, marketing lists from mom influencers and others, digital marketing via social media

ads & promotions), offer coupons & promo codes, baby registries at Buy Buy Baby, trade shows, onsite promotions at select mass merchandisers, mass merchandiser sales team Red Brick Retail, and the Better Family commercial airing nationally on major news/network channels driving to our distribution networks.

The company had an accumulated deficit of $323,066 and cash in the amount of $11,184 as of 2019 and an accumulated deficit of $640,661 and cash in amount of $122,249 in2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

Cash used in operating activities was in the amount of $115,997 in 2020, while in 2019, the company has cash provided by operating activities in the amount of $41,839. The change was due to an increase in sales.

Financing Activities

In 2020, cash provided by financing activities was in the amount of $384,098 , in comparison, the company had cash used in operating activities in the amount of $88,432 in 2019. The contrasting result in cash flows from operating activities for both years was primarily due to the company raising capital and increase in revenues in 2020.

In Summary, management is pleased that the company has ramped up revenues in 2020 increasing profit margins year over year to 277% from 2019. Swabbies Tech., Inc. also acquired two companies in 2020 and most recently took over the management of another patented product Ava The Elephant in 2021. All operations are combined under one company Swabbies Tech.,Inc. dba Better Family that accommodates our growth trajectory.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $122,249.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Kulabrands
Amount Owed: $0
Interest Rate: 2.0%
Maturity Date: April 21, 2020

On October 16, 2019, the company entered a loan agreement with Kulabrands, Inc in the amount of $10,000. The loan carries a 2% interest and matures in 6 months. As of December 31, 2020, the balance is $0.

Creditor: Paypal
Amount Owed: $5,018.80
Interest Rate: 4.0%
Maturity Date: May 15, 2022

On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817.4, bringing the total repayment amount of $11,817.4. The loan is payable in 52 weeks with a weekly payment amount of $101. As of December 31, 2020, the outstanding balance was $5,019.

Creditor: Paula D'Onofrio
Amount Owed: $0
Interest Rate: 9.0%
Maturity Date: July 18, 2020

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula D'Onofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. The holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. During fiscal year 2020 the company converted the entire note and accrued interest to equity for 127,000 common shares.

Creditor: Paula D'Onofrio
Amount Owed: $29,250
Interest Rate: 2.0%
Maturity Date: July 20, 2021

On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The
loan carries a 2% interest and matures in 24 months. In April 2020, the Company entered a loan agreement with
Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months.
As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest
in the amount of $250 and $16,750 including accrued interest in the amount of $250, respectively. The Loan has been
classified as current.

Creditor: SBA
Amount Owed: $13,000.00
Interest Rate: 3.75%
Maturity Date: May 24, 2050

On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. As of

December 31,2020, the loan has an outstanding balance of $13,000 out of which $768 is classified as current potion while the rest of it is non-current portion.

Creditor: Paypal
Amount Owed: $4,459
Interest Rate: 0.0%
The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,459 December 31, 2020.

Creditor: SBA Loan Drop It Baby
Amount Owed: $16,700
Interest: 3.75%
On June 29, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $16,700 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures June 29,2050 from the date of the promissory Note. As of December 31,2020, the loan has an outstanding balance of $16,700 out of which $924 is classified as current potion while the rest of it is non-current portion.

Creditor: Liberty, LLC Loan
Amount Owed: $18,615
Interest: 4%
During 2020 the company received a Liberty Loan in the amount of $25,000, together with interest payable on the unpaid principal at the rate of 4&% per annum. Minimum monthly payment is $1,000. As of December 31, 2020, the loan has an outstanding balance of $18,610 out of which $12,000 is classified as current portion while the rest of it in non-current portion.

Creditor: Martin Hill
Amount Owed: $142,565
Interest: 3%

On April 24, 2020 the company received a loan from Martin Hill in the total amount of $225,000 with interest rate of 3% per annum and matures at 24 months. The payment terms are 40% of disbursements from the Start Engine campaign and 10% of sales every 3 months for 24 months until the amount is fully paid. As of December 31, 2020, the outstanding balance was $142,565. The loan has been classified a current.

Creditor: Mark D'Onofrio
Amount Owed: $38,500
Interest: 3%

On February 1, 2020 the company received a loan from Mark D'Onofrio in the total amount of $40,000, together with interest payable on the unpaid principal at the rate of 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the outstanding balance was $38,500 out of which $30,000 is classified a current portion and the rest of it is noncurrent portion.

Creditor: SBA EIDL Loan Greater Nevada Credit Union

Amount Owed: $10,000.00

Interest Rate: 1.0%

Maturity Date: April 29, 2022

The Company received Payroll Protection Program ("PPP") loan during fiscal year 2020 in the amount of $10,000. The
loan is subject to forgiveness if certain conditions are met. The Company is planning to apply for the forgiveness
during fiscal year 2021. The loan bears an interest of 1%, which becomes payable if the Company does not receive
forgiveness. The interest expense has been deemed immaterial and has not been accrued. The unforgiven portion of
principal matures in May 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Carman Cook-Campbell

Carman Cook-Campbell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: June 23, 2010 - Present

Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc. maintains the highest standards of social responsibility where ever it does business. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Position: President

Dates of Service: June 23, 2010 - Present

Responsibilities: Carman will lead the development of the company's long-term strategy as laid out by the Board of Directors, as well as implement said plan. Carman will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans, as identified by the board. She will also act as a liaison between the Board of Directors and the advisors of the company to communicate vital information and corporate direction to them as well as shareholders, government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring Swabbies Technologies Inc. maintains the highest standards of social responsibility where ever it does business. As the president Carman receives a salary of $26,000 a year.

Name: Sharon Franklin

Sharon Franklin's current primary role is with Franklin consulting, LLC. Sharon Franklin currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: October 11, 2017 - Present

Responsibilities: Sharon Franklin is responsible tasks including board, corporate governance documentation, legal filings, banking , interaction with licensing attorneys and trade show attendance. All Board Members will receive 100 shares of the company's common stock for their attendance at regularly scheduled meetings each year and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: Florida State University

Title: Director for Early Childhood Prevention

Dates of Service: September 01, 1997 - December 31, 2019

Responsibilities: Recruit and organize enrollment for families in need of state resources

Other business experience in the past three years:

Employer: Franklin consulting, LLC

Title: Offer consulting services to non-profit 501-C's

Dates of Service: October 01, 2012 - Present

Responsibilities: Organizes activities and life skill training's for adults with disabilities

Name: Paula D'Onofrio

Paula D'Onofrio's current primary role is with Books By Paula. Paula D'Onofrio currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: July 17, 2019 - Present

Responsibilities: Paula D'Onofrio is responsible for corporate liquidity, investments, risk management as well as budgets. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: Books By Paula

Title: Owner-Operator

Dates of Service: January 02, 2017 - Present

Responsibilities: Book keeping

Other business experience in the past three years:

Employer: Swabbies Tech, Inc.

Title: Secretary

Dates of Service: October 11, 2017 - July 17, 2019

Responsibilities: Paula was responsible tasks including board, governance documentation, legal filings, banking , interaction with licensing attorneys and trade show attendance.

Name: Tara Heath

Tara Heath's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Marketing

Dates of Service: July 17, 2019 - Present

Responsibilities: Tara is responsible for research, press releases and digital marketing. As Director of Marketing Tara receives a salry of $17,160 per year.

Position: Treasurer

Dates of Service: July 17, 2019 - Present

Responsibilities: Tara manages or oversees the management of the financial affairs of the organization, often including such basic tasks as selecting a bank, reconciling bank statements, and managing cash flow. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: liberty llc.

Title: managing partner

Dates of Service: June 01, 2012 - Present

Responsibilities: overall management of family trust

Name: Dr. Anthony Russell

Dr. Anthony Russell's current primary role is with Community Memorial Health System. Dr. Anthony Russell currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor and Director

Dates of Service: July 17, 2019 - Present

Responsibilities: Dr. Russell is a key adviser on our team as we work to strategically advance our products and engage the market. All Board Members will receive 100 shares of the company's common stock a year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: Community Memorial Health System

Title: Chief Administrative Officer

Dates of Service: November 01, 2017 - Present

Responsibilities: Dr. Anthony Russell, MD MBA MPH is a physician executive, pediatrician, and clinical informaticist responsible for outpatient clinical operations.

Name: Martin Hill

Martin Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April 24, 2020 - Present

Responsibilities: As the former inventor and founder of the Beebo Martin assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. Martin also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: Better Family, Inc.

Title: President

Dates of Service: August 12, 2012 - April 24, 2020

Responsibilities: Oversees the day to day operations of the company.

Name: Sarah Hill

Sarah Hill's current primary role is with Nice LTd. Sarah Hill currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April 24, 2020 - Present

Responsibilities: As the former co-founder of the Beebo Sarah assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. Sarah also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbirsed for any required and approved company travel expenses.

Other business experience in the past three years:

Employer: Better Family, Inc.

Title: Secretary

Dates of Service: August 10, 2012 - April 24, 2020

Responsibilities: Sarah maintains the smooth running of an office through a variety of administrative and clerical duties. Sarah handles office schedules, coordinate meetings and visits, organize files, answer phones, and perform a huge array of other essential tasks.

Name: JoyLynn Waganer

JoyLynn Waganer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October 30, 2020 - Present

Responsibilities: As the former inventor and founder of Drop It Baby JoyLynn assists the CEO with transitioning post-acquisition. This includes introductions of current business partners to the company. JoyLynn also assists the company with capital raises. All Board Members will receive 100 shares of the company's common stock each year for their attendance at regularly scheduled meetings and would be reimbursed for any required and approved company travel expenses. Salary/Equity Compensation: 100 shares of stock each year

Other business experience in the past three years:

Employer: Your Solutions

Title: CEO

Dates of Service: June 01, 2016 - Present

Responsibilities: Responsible for the management of the day to day operations and all aspects of the company's growth and development.

Other business experience in the past three years:

Employer: Drop It Baby, Inc.

Title: CEO

Dates of Service: July 01, 2017 - October 30, 2020

Responsibilities: Responsible for the management of the day to day operations of the company.

Other business experience in the past three years:

Employer: Baked!

Title: CEO

Dates of Service: May 17, 2019 - Present

Responsibilities: Responsible for the management of the day to day operations and wholesale accounts, direct consult to COO.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Carman Cook-Campbell

Amount and nature of Beneficial ownership: 100,000

Percent of class: 83.0

Title of class: Class A Common Stock

Stockholder Name: Carman Cook-Campbell

Amount and nature of Beneficial ownership: 1,100,000

Percent of class: 83.0

RELATED PARTY TRANSACTIONS

Name of Entity: Paula D'Onofrio

Relationship to Company: Officer

Nature / amount of interest in the transaction: On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula D'Onofrio.

Material Terms: The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. During the fiscal year 2020 the company converted the entire note and accrued interest into 127,000 common shares.

Name of Entity: Paula D'Onofrio

Relationship to Company: Officer

Nature / amount of interest in the transaction: On January 03, 2019, the company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. During 2020, the company entered a second loan agreement with Paula D'Onofrio, Inc in the amount of $13,500. a of December 31, 2020 the total of both loans were $29,250 with 2% interest for 24 months.

Material Terms:
The loan carries a 2% interest and matures in 24 months. The loan has been classified as current

Name of Entity: PayPAL

Names of 20% owners:

Relationship to Company: Line of credit under the founder's mother's name.

Nature / amount of interest in the transaction: The company also uses a Paypal line of credit from the founder's mother that has a credit limit of $4,500 and an outstanding balance of $4,634 as of December 31,2020.

Material Terms: The rate for fiscal year 2020 was 23.99%.

OUR SECURITIES

Our authorized capital stock consists of twenty million shares of common stock, par value $0.0001 per share. As of December 31, 2020, 4,097,388- shares of common stock are

outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 27, 2021.

Swabbies Tech, Inc. dba Better Family

By   /s/ *Carman Cook*

      Name: Carman Cook

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SWABBIES TECHNOLOGY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Swabbies Technology, Inc.
Dunnellon, Florida

We have reviewed the accompanying financial statements of Swabbies Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 9, 2021
Los Angeles, California

Swabbies Technology, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	122,249	$	11,184
Accounts receivable—net		3,015		38
Inventories		157,148		31,979
CrowdFunding receivable		88,281		-
Prepaids and other current assets		7,295		3,103
Total current assets		**377,988**		**46,305**
Property and equipment, net		32,339		14,699
Goodwill		660,028		-
Intangible assets, net		35,896		41,370
Total assets	$	**1,106,252**	$	**102,374**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	16,785	$	8,078
Current portion of loans		224,986		40,251
Credit Card		-		1,095
Note payable-current		-		32,700
Other current liabilities		1,219		-
Total current liabilities		**242,990**		**82,124**
Non-current portion of loans	$	53,123	$	-
Total liabilities		**296,113**		**82,124**
STOCKHOLDERS' EQUITY				
Common Stock Class A	$	100,309	$	100,108
Common Stock Class B		10		10
Equity issuance costs		(121,999)		-
Aditional paid in capital		1,472,480		247,198
Retained earnings/(Accumulated Deficit)		(640,661)		(327,066)
Total stockholders' equity		**810,139**		**20,250**
Total liabilities and stockholders' equity	$	**1,106,252**	$	**102,374**

See accompanying notes to financial statements.

Swabbies Technology, Inc.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	115,997	$	41,839
Cost of goods sold		62,530		27,471
Gross profit		53,467		14,368
Operating expenses				
General and administrative		235,906		66,427
Sales and marketing		71,102		33,136
Total operating expenses		307,009		99,563
Operating income/(loss)		(253,542)		(85,194)
Interest expense		60,054		3,237
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(313,595)		(88,432)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(313,595)**	$	**(88,432)**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Equity Issuance costs	Aditional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2018	**2,133,682**	**$ 100,102**	**-**	**$ -**	**$ -**	**$ 189,465**	**$ (238,634)**	**$ 50,933**
Net income/(loss)	-	-	-	-	-	-	(88,432)	(88,432)
Issuance of shares	55,167	6	100,000	10	-	57,732	-	57,749
Balance—December 31, 2019	**2,188,849**	**$ 100,108**	**100,000**	**$ 10**	**$ -**	**$ 247,198**	**$ (327,066)**	**$ 20,250**
Net income/(loss)	-	-	-	-	-	-	(313,595)	(313,595)
Capital raised via crowdfunding	446,206	45			(121,999)	553,925	-	431,971
Shares issued for Drop it acquisition	25,000	3				35,748		35,750
Shares issued for Beebo acquisition	833,333					500,000		500,000
Conversion of convertible notes	127,000	13				91,499		91,512
Issuance of shares	477,000	141	-	-	-	44,109	-	44,250
Balance—December 31, 2020	**4,097,388**	**$ 100,309**	**100,000**	**$ 10**	**$ (121,999)**	**$ 1,472,479**	**$ (640,661)**	**$ 810,139**

See accompanying notes to financial statements.

SWABBIES TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(313,595)	$	(88,432)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:				
Depreciation of property		7,267		5,233
Amortization of intangibles		5,474		5,474
Beneficial conversion feature charge		58,811		
Changes in operating assets and liabilities:				
Accounts receivable		(2,975)		75
Inventory		(32,654)		-
Other current assets		(4,192)		(2,503)
Accounts payable		8,707		(10,676)
Credit Cards		(1,095)		4,634
Other current liabilities		1,219		-
Net cash provided/(used) by operating activities		**(273,033)**		**(86,195)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(1,700)
Net cash provided/(used) in investing activities		**-**		**(1,700)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		-		1,350
Loan borrowings		159,340		40,363
Loan repayments		(163,183)		(5,746)
Issuance of Common Shares		44,250		57,749
Capital raised on Crowdfunding		343,690		-
Net cash provided/(used) by financing activities		**384,098**		**93,715**
Change in cash		111,064		5,821
Cash—beginning of year		11,184		5,363
Cash—end of year	$	**122,249**	$	**11,184**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	60,054	$	3,237
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	32,701	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Swabbies Technology, Inc. was previously formed as Swabbies Technologies Incorporated on June 15, 2010 in the state of Georgia then subsequently incorporated as Swabbies Technologies, Inc on August 20, 2014 in the state of Florida, and reincorporated as Swabbies Tech, Incorporated on October 29, 2018, in the state of Florida. The financial statements of Swabbies Technology, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Dunnellon, Florida.

Swabbies Tech., Inc. dba Better Family manufactures, sells and distributes patented baby products that make the lives of parents and babies easier. Swabbies, a no mess, organic diaper cream, the Beebo, a free-handed baby feeder, Drop It Baby, a suction cup ring chain that ends "the drop it game", and Ava the Elephant, a singing medicine dispenser. These products enhance and improve the parents time spent with their children.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined on the First in, First out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	7-10 years
Mold	5-7 years
Packaging Hardware	5-7 years
Photo/Video	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing, goodwill. Trademark costs are indefinite lived.

Income Taxes

Swabbies Technology, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its cream products.

Cost of sales

Costs of goods sold include the cost of goods sold, sales commissions, shipping supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $71,102 and $33,136, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. ACQUISITIONS

During the year, the Company executed two additional acquisitions – Drop it Baby and Beebo. The following is the outline of the purchase price allocation:

	Drop it Baby	Beebo	Total
Cash	27,229	12,416	39,645
Other receivable	-	2,000	2,000
Inventories	7,604	36,096	43,700
Fixed Assets	-	24,908	24,908
Goodwill	17,617	649,834	667,450
Credit Cards	-	(253)	(253)
Loans	(16,700)	-	(16,700)
			-
Consideration Shares	$ 35,750	$ 225,000	$ 260,750
Consideration Loan	$ -	$ 500,000	$ 500,000
Total Consideration	$ 35,750	$ 725,000	$ 760,750
		Loan to Seller &	
Consideration Type	Shares	Shares	

For Drop it Baby acquisition, the Company issued 25,000 of shares. For Beebo acquisition, the Company issued 833,333 shares and a note payable in the amount of $225,000. Refer to Debt section under Martin Hill loan for more information on the note payable.

4. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 55,320	$ -
Raw Materials	$ 101,828	$ 31,979
Total Inventories	$ 157,148	$ 31,979

5. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses and Other Current Assets consist of:		
Loans to Others	$ 2,200	$ 600
Funds advanced to Carman	-	955
Payment Processor Receivables	3,547	-
Other Current Assets	1,548	1,548
Total Prepaids Expenses and Other Current Assets	**$ 7,295**	**$ 3,103**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Payroll Liability	1,219	-
Total Other Current Liabilities	**$ 1,219**	**$ -**

6. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Fixtures	$ 11,320	$ 11,320
Mold	42,404	17,496
Packaging Hardware	172	172
Photo/Video	1,700	1,700
Property and Equipment, at Cost	**55,595**	**30,688**
Accumulated depreciation	(23,256)	(15,989)
Property and Equipment, Net	**$ 32,339**	**$ 14,699**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $7,267 and $5,233 respectively.

7. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020		2019	
Applicator Patent	$	4,322	$	4,322
Company Logo		1,275		1,275
Issued Patent		50,000		50,000
Proprietary Cream Formula		12,724		12,724
Trade Mark		420		420
Intangible assets	$	**68,741**	$	**68,741**
Accumulated amortization		(32,845)		(27,371)
Intangible assets, Net	$	**35,896**	$	**41,370**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,474 and $5,474 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense
2021	5,474
2022	5,474
2023	5,474
2024	5,474
Thereafter	13,999
Total	$ 35,896

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,100,000 shares of Common Stock, at $0.0001 par value per share, of which 20,000,000 shares shall be designated "Class A Common Stock" and 100,0000 shares shall be designated Class B Common Stock. As of December 31, 2020, and December 31, 2019, 4,197,388 and 2,188,849 shares of class A, respectively, 100,000 and 0 shares of class B, respectively have been issued and are outstanding.

CrowdFunding Raise

During the year, the Company engaged in crowdfunding raise. As part of the raise, the Company issued 446,206 shares in return for raising $553,970. In connection with the raise, the Company incurred $121,999 of equity issuance cost thus bringing the net amount raised to $431,970. As of year end, the Company received $343,689 of the funds from the crowdfunding platform. The remaining balance of $88,281 was received after year end and has been recorded in CrowdFunding receivable line item in the balance sheet.

Shares Issued for Drop it Acquisition

During the year as part of the acquisition of Drop it Baby, Inc. the Company issued 25,000 shares of its stock to the seller. Refer to Acquisition footnote for more information.

Beebo Acquisition

During the year as part of the acquisition of Beebo. the Company issued 833,333 shares of its stock to the seller. Refer to Acquisition footnote for more information.

Conversion of Notes Payable

During fiscal year 2020, the Company converted the entire Paula Donofrio convertible note of $30,000 and accrued interest of $2,700 into 127,00 common shares. Refer to Debt footnote for more information.

9. DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Kula Brand 2% Interest	$ -	$ -	$ -	$ 9,700	$ -	$ 9,700
Loan from Officer	29,250	-	29,250	16,750	-	16,750
Loans using Pay Pal	-	-	-	330	-	330
Paypal Loan	5,019	-	5,019	8,837	-	8,837
Paypal Bill me Later Loan	4,459		4,459	4,634		4,634
SBA Loan - Drop It	924	15,776	16,700	-	-	-
Liberty Loan	12,000	6,615	18,615	-	-	-
Loan from Martin Hill	142,566	-	142,566	-	-	-
Note from Mark	30,000	8,500	38,500	-	-	-
Notes Payable - SBA	768	12,232	13,000	-	-	-
PPP Loan		10,000	10,000			
Total Loans	$ 224,986	$ 53,123	$ 278,109	$ 40,251	$ -	$ 40,251

Kula brands Loan

On October 16, 2019, the Company entered a loan agreement with Kula brands, Inc in the amount of $10,000. The loan carries a 2% interest and matures in 6 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were zero and $9,700, respectively. The Loan has been classified as current in December 31, 2019. It was fully paid off during 2020.

Loan from officer

On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. On April 2020, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest in the amount of $250 and $16,750 including accrued interest in the amount of $250, respectively. The Loan has been classified as current.

PayPal Bill me Later Loan

During fiscal year 2019, the Company entered into a Paypal Bill me Later line of credit with a credit limit of $4,500. The credit line carries a variable rate. The rate for fiscal year 2020 was 23.99%. The outstanding balance is $4,459 and $4,634 as of December 31, 2020 and December 31, 2019. The entire balance is classified as current.

PayPal Loan

On May 31, 2019, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan has a total interest payment of $1,817, bringing the total repayment amount of $11,817. The loan is payable in 52 weeks with a weekly payment amount of $227.26.

As of December 31, 2020 and December 31, 2019, the outstanding balances were $5,019 and $8,837, respectively. The Loan has been classified as current.

SBA Loan

On June 29, 2020, the Company received a loan in the amount of $16,700 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on June 29, 2050. As of December 31, 2020, the loan has an outstanding balance of $16,700 out of which $924 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Loan
2021	924
2022	924
2023	924
2024	924
Thereafter	13,004
Total	**$ 16,700**

Liberty Loan

During 2020, the Company received a Liberty loan in the amount of $25,000, together with interest payable on the unpaid principal at the rate 4% per annum. Minimum monthly payment is $1,000. As of December 31, 2020, the loan has an outstanding balance of $18,610 out of which $12,000 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Loan Maturitities
2021	12,000
2022	6,615
Total	**$ 18,615**

Loan from Martin Hill

On April 24, 2020 the Company received loan from Martin Hill in the total amount of $225,000 with interest rate of 3% per annum and matures at 24 months. The payment terms are 40% of disbursements from the SE campaign and 10% of sales every three months for 24 months until the amount is paid in full. As of December 31, 2020 the outstanding balance was 142,565. The Loan has been classified as current.

Note from Mark Donofrio

On February 1, 2020, the Company received a loan from Mark Donforio in the amount of $40,000, together with interest payable on the unpaid principal at the rate 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the loan has an outstanding balance of $38,500 out of which $30,000 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Loan Maturitities
2021	30,000
2022	8,500
Total	**$ 38,500**

SBA loan

On May 24, 2020, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $13,000 from the U.S Small Business Administration (SBA). The loan carries an interest rate of 3.75% and matures after 30 years from the date of the promissory Note. Installment payments, including principal and interest, of $64 monthly, will begin 12 months from the date of the promissory Note. As of December 31, 2020, the loan has an outstanding balance of $13,000 out of which $768 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

Period	Loan Maturitities
2021	924
2022	924
2023	924
2024	924
Thereafter	13,004
Total	**$ 16,700**

PayPal Loan

On April 29, 2020, the company entered a business loan agreement with Paypal in the amount of $10,000. The loan carries an interest rate of 1% and matures after 24 months from the date of disbursement of the loan.

As of December 31, 2020 the outstanding balances was $10,000. The Loan has been classified as current liabilities.

PPP Loan

The Company received Payroll Protection Program ("PPP") loan during fiscal year 2020 in the amount of $10,000. The loan is subject to forgiveness if certain conditions are met. The Company is planning to apply for the forgiveness during fiscal year 2021. The loan bears an interest of 1%, which becomes payable if the Company does not receive forgiveness. The interest expense has been deemed immaterial and has not been accrued. The unforgiven portion of principal matures in May 2022.

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. As of December 31, 2020, the Company had recorded $2,700 of accrued interest bringing the total note to $32,700, which was classified as current.

During fiscal year 2020, the Company converted the entire note and accrued interest into 127,000 common shares.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(84,671)	$	(23,862)
Valuation Allowance		84,671		23,862
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(146,965)	$	(62,294)
Valuation Allowance		146,965		62,294
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $544,315, and the Company had state net operating loss ("NOL") carryforwards of approximately $544,315. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

Loan from officer

On January 03, 2019, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $16,500. The loan carries a 2% interest and matures in 24 months. On April 2020, the Company entered a loan agreement with Paula D'Onofrio, Inc in the amount of $12,500. The loan carries a 2% interest and matures in 24 months.

As of December 31, 2020, and December 31, 2019, the outstanding balances were $29,250 including accrued interest in the amount of $250 and $16,750 including accrued interest in the amount of $250, respectively. The Loan has been classified as current liabilities.

Note from Mark Donofrio

On February 1, 2020, the Company received a loan from Mark Donforio in the amount of $40,000, together with interest payable on the unpaid principal at the rate 1% per annum. Minimum monthly payment is $2,500. As of December 31, 2020, the loan has an outstanding balance of $38,500 out of which $30,000 is classified as current portion while the rest of it is non-current portion. Mark Donofrio is related to Paula Donofrio, who is a shareholder of the Company.

Convertible Promissory Note

On June 23, 2018, the company entered a convertible promissory note agreement in the amount of $30,000 with one of its shareholders, Paula Donofrio. The loan carries an interest rate of 9% and matures on July 1, 2019. In lieu of principal due upon this note onto the due date (12 months), the holder may convert at its sole discretion all such Principal into common shares at the conversion rate of 0.30 cents per share. Holder may at its sole discretion exercise its right to convert this note 24 months from signing date in exchange for an additional 9% of the face amount of the initial investment at the same conversion rate per share. As of December 31, 2020, the Company had recorded $2,700 of accrued interest bringing the total note to $32,700, which was classified as current.

During fiscal year 2020, the Company converted the entire note and accrued interest into 127,000 common shares.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	7,000
2022		-
2023		-
2024		
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**7,000**

Rent expense was in the amount of $6,139 and $2,406 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 9, 2021 the date the financial statements were available to be issued.

Subsequent to the end of the year, the Company continued raising funds via crowdfunding. As part of the raise, the Company issued additional 78,936 shares in return for raising additional $99,293. In connection with the raise, the Company incurred additional $13,656 of equity issuance cost.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $313,595, an operating cash flow loss of $273,033 and liquid assets in cash of $122,249, which less than a year

SWABBIES TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

     I, Carman Cook, Principal Executive Officer of Swabbies Tech, Inc. dba Better Family, hereby certify that the financial statements of Swabbies Tech, Inc. dba Better Family included in this Report are true and complete in all material respects.

Carman Cook

Principal Executive Officer